June 17, 2016

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549-0306

Attention: M. Hughes Bates

Re:	First National Master Note Trust

First National Funding, LLC

Registration Statement on Form SF-3

Filed February 26, 2016

File Nos. 333-209738 and 333-209738-01

Ladies and Gentlemen:

On behalf of First National Funding LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-captioned registration statement on Form SF-3 (the “Registration Statement”), including exhibits, which is marked to show changes from the Registration Statement that was filed with the Commission on February 26, 2016.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Mr. Timothy D. Hart, dated March 24, 2016. The responses are numbered to correspond to the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as the Registration Statement unless otherwise noted.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF- 3.

Securities and Echange Commission

June 17, 2016

Response: We supplementally confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current in its Exchange Act reporting during the last twelve months with respect to asset-backed securities (“ABS”) involving the same asset class as the transactions being registered pursuant to the Registration Statement, as contemplated by General Instruction I.A.2 to Form SF-3.

2.	Please file your required exhibits with your next amendment, including the forms of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response: Exhibits, including forms of transaction agreements, have been filed with Amendment No. 1.

3.	Please confirm that you will make all necessary revisions to your transaction documents to reflect the changes made throughout your prospectus in response to our comments.

Response: We have revised the forms of transaction documents as requested and confirm that all necessary revisions to the transaction documents to reflect the changes made throughout the prospectus in response to our comments have been made. Please see Exhibits 4.1, 4.3, 4.4, 4.5, 4.6 and 4.7 filed with Amendment No. 1.

4.	We note that the master trust assets may include credit card receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to General Instruction I.B.1(e) of Form SF-3.

Response: General Instruction I.B.1(e) to Form SF-3 provides that delinquent assets may not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Instruction 1.b to Item 1101(c) of Regulation AB indicates that, in the case of master trusts, this “measurement date” is the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction. The Registrant will, therefore, confirm in connection with each takedown under this Registration Statement that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool on the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction. A placeholder has also been added under the Account Delinquency Experience table on page A-I-2.

Securities and Echange Commission

June 17, 2016

Form of Prospectus

Cover page of the Form of Prospectus

5.	We note your statement that “[t]his prospectus may be used to offer and sell the offered notes only if accompanied by the prospectus.” Please revise to remove this statement or advise.

Response: This statement has been removed.

6	We note the bracketed disclosure throughout your prospectus about a possible interest rate swap. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

Response: A placeholder has been included on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty.

Risk Factors

High concentrations in a geographic area could affect the collection rate . . . page 21

7.	We note your risk factor that the trust currently contains a high concentration of receivables owed by accountholders located in certain states and that events in those regions may adversely affect the collection rate of receivables in the trust. Please include bracketed disclosure indicating that you will include factors specific to such state or region that may materially impact the pool. Refer to Item 1111(b) (14) of Regulation AB.

Response: Bracketed disclosure indicating that we will include factors specific to such state or region that may materially impact the pool has been added to page 21.

Financial regulatory reform legislation could have a significant impact on us . . . page 26

8.	We note your statement that “[t]he bank has not yet determined whether its existing forms of risk retention will satisfy the final regulatory requirements or whether structural changes will be necessary.” Please bracket this language and confirm that you will only include it in takedowns that occur prior to the effective date of the credit risk retention rules.

Response: This language has been bracketed on page 28 and we confirm that we will only include it in takedowns that occur prior to the effective date of the credit risk retention rules.

Securities and Echange Commission

June 17, 2016

Fees and Expenses, page 51

9.	In the table, please include all fees and expenses paid to the asset representations reviewer that may be payable from the collections allocated to the notes.

Response: We have added disclosure to page 51 that the Servicer will pay for the fees and expenses of the asset representations reviewer.

Description of the Notes

Book-Entry Registration, page 66

10.	We note your statement that the information in this section concerning DTC and DTC’s book-entry system has been provided by DTC and that you have not independently verified the accuracy of the information. A disclaimer as to the accuracy of the information provided in the prospectus is not appropriate. Please delete this statement and any other similar disclaimers.

Response: This statement has been deleted. We do not believe the prospectus contains any other similar disclaimers.

Addition of Trust Assets, page 75

11.	We note that additional accounts may contain accounts acquired by the bank from third- party financial institutions that were originated using criteria different from those applied to accounts originated by the bank. Please revise to state or provide bracketed disclosure to explain:

•	what criteria will be used to select these additional accounts; and

•	the nature of the review of assets added to the pool performed by the issuer or sponsor as required by Securities Act Rule 193 and whether those assets deviate from disclosed underwriting criteria or other criteria.

Refer to Items 1111 (a)(7), 1111 (a)(8) and 1111 (g)(7) of Regulation AB.

Response: We have added disclosure to explain the criteria and the nature of the review on page 77.

Securities and Echange Commission

June 17, 2016

Reports to Noteholders, page 88

12.	We note your disclosure in the second paragraph that the indenture trustee is responsible for forwarding reports with information on the applicable series and trust to noteholders. Please revise to disclose who is responsible for the information provided to noteholders.

Response: This disclosure has been revised on page 90 to disclose that the servicer prepares this information.

New Requirements for SEC Shelf Registration, page 113

13.	We note your statement on page 66 that “[a]s an owner of beneficial interests in the notes, you will generally not be entitled to a definitive note representing your interest in the issued notes... References in this prospectus to distributions, reports, notices and statements to noteholders refer to DTC or Cede & Co., as registered holder of the notes, for distribution to you in accordance with DTC procedures.” We further note your statement on page 67 that “[n]ote owners will not be recognized by the indenture trustee as noteholders, as that term is used in the indenture, and note owners will only be permitted to exercise the rights of noteholders indirectly through participants...” Please revise to clarify that, for purposes of the new shelf eligibility requirement under General Instruction I.B.1 of Form SF-3, a “noteholder” is the beneficial owner of the note, rather than DTC or Cede & Co. Please also include a description of the DTC voting guidelines that noteholders must follow to use the asset representations review and the dispute resolution provisions and how those guidelines will operate in connection with the processes outlined for the asset representations review and dispute resolution.

Response: We have clarified on pages 66, 118, 119 and 122 that the “note owner” is the beneficial owner of the note for such purposes. We have revised pages 117, 118 and 122 to include such descriptions.

Asset Representations Review – Delinquency Trigger, page 115

14.	We note that the delinquency trigger rate may be reviewed and adjusted upon the occurrence of the filing of a registration statement with the SEC. Please confirm that the delinquency trigger may only be adjusted upon the filing of a new registration statement, but not in a post-effective amendment to a prior registration statement. Refer to General Instruction I.B.1(b)(C)(1) of Form SF-3 and Section V.B.3(a)(2)(c)(i)(a) of the 2014 Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33- 9638; 34-72982) (the “2014 Regulation AB II Adopting Release”).

Response: We confirm that the delinquency trigger may only be adjusted upon the filing of a new registration statement, but not in a post-effective amendment to a prior registration statement, and disclosure to that effect is included on pages 117 and 118.

Securities and Echange Commission

June 17, 2016

Asset Representations Review – Voting Trigger, page 116

15.	While we note that “the master trust trustee will be required to promptly provide notice to [the depositor], the servicer, the bank, and noteholders” that the noteholders have directed an asset review. Please revise to clarify that you will include such notice on the Form 10- D. Refer to Item 1 121 (d)(1)(i) of Regulation AB.

Response: We have revised page 119 to clarify that we will include such notice on the Form 10- D.

Asset Representations Review – Asset Review, page 117

16.	Please revise to provide a more specific time frame within which the servicer will provide to the asset representations reviewer the current account schedule and access to the review materials.

Response: We have revised page 120 to provide a more specific time frame.

17.	We note your placeholders on pages 117 (under “– Asset Review”), 118 (under “– Limitations on Liability; Indemnification”, and “– Resignation and Removal of the Asset Representations Reviewer”) and 119 (under “– Asset Representations Reviewer Compensation”) that disclosures will be added relating to the asset representations reviewer and the review. Please revise your disclosure to include bracketed language to describe the asset representations reviewer’s duties and responsibilities, any limitations on its liability, any indemnification provisions, the removal, replacement or resignation provisions, and the asset representations reviewer’s compensation.

Response: We have revised the disclosure on pages 120, 121 and 122 to include this language.

Dispute Resolution, page 119

18.

We note that your dispute resolution provision, as currently formulated, would permit only noteholders exceeding a requisite threshold of notes to refer matters of dispute to mediation or arbitration. Because this percentage requirement limits the ability of investors to effectively utilize the dispute resolution provision, this

Securities and Echange Commission

June 17, 2016

limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release. Please revise accordingly.

Response: We have revised page 123 pursuant to this comment.

19.	We note your disclosure that a repurchase request will be deemed to be resolved if the receivable was part of an Asset Review and the related report stated that no tests were failed for the receivable. We also note your disclosure on page 117 stating that neither noteholders nor the indenture trustee will be able to contest any finding or determination by the asset representations reviewer. Because this provision prevents a party from being able to effectively utilize the dispute resolution provision, this limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request...”). Please remove or revise accordingly.

Response: We have removed this disclosure.

20.	We note your disclosure on page 121 that “[b] y selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury.” This part of your dispute resolution provision is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration “[b]ecause we believe that investors should have access to all options available to resolve a dispute”). Please revise to clarify that nonbinding arbitration is an option to investors.

Response: We have revised page 123 to indicate that that non¬binding arbitration is an option.

Investor Communication, page 121

21.	Please include disclosure about how the expenses associated with the investor communication provision, if any, will be paid.

Response: We have revised page 126 to disclose that these expenses will be paid by the servicer from its own funds.

Securities and Echange Commission

June 17, 2016

Annexes

General

22.	We note your statement in Annex III that such annex is an integral part of the prospectus and is incorporated in the prospectus. Please revise to include a similar statement in Annexes I and II.

Response: We have revised the first paragraph of the first page of Annexes I and II to include a similar statement.

Annex I

Review of Pool Asset Disclosure, page A-I-10

23.	We note that the bank, on behalf of the depositor, has engaged a third party to assist in certain aspects of the review of pool assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II .H .1 of the Nationally Recognized Statistical Rating Organizations Adopting Release, SEC Release No. 34-72936 (Aug. 27, 2014).

Response: We confirm that if we or an underwriter obtain a due diligence report from a third-party provider, we, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report we or the underwriter have obtained and a placeholder to that effect has been added to page A-I-10.

Securities and Echange Commission

June 17, 2016

Annex II

Variable Funding Notes, page A-II-1

24.	We note that you have issued variable funding notes and term notes. Please revise throughout, as appropriate, to provide a more detailed description of the terms of the variable funding notes, including how the principal amounts may be increased or decreased, and the impact or effects of any such increase or decrease on the other noteholders.

Response: We have revised the disclosure on page A-II-1 in response to this comment.

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8744 or mark.ellis@kutakrock.com if you need anything further in connection with this matter.

Sincerely,
/s/ Mark A. Ellis
Mark A. Ellis

cc:	Ms. Karlyn Knieriem
Dianne Pierson, Esq.